UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 5, 2013

Commission File Number: 333-173626

UCI Holdings Limited

(Translation of registrant’s name into English)

Level Nine

148 Quay Street

Auckland 1140 New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Yes  ☐            No  ☒

February 4, 2013, George DiRado resigned as Chief Financial Officer of UCI International, Inc.

On February 4, 2013, UCI International appointed Ricardo Alvergue, 53, as its Chief Financial Officer.

Mr. Alvergue has extensive experience in accounting and financial matters. Since 2008, Mr. Alvergue has served as Chief Financial Officer of Evergreen Packaging Group, and prior to that was the Chief Financial Officer for the North American Burns Philp group of companies. Evergreen and Burns Philp are owned by affiliates of Rank Group of New Zealand, as is UCI International.

Mr. Alvergue will also be serving as Chief Financial Officer of FRAM Group, which will reimburse UCI International for a portion of the costs related to Mr. Alvergue’s service pursuant to the Joint Services Agreement, dated as of July 29, 2011, between UCI International and Autoparts Holdings Limited, the parent company of FRAM Group.

Mr. Alvergue is also an indemnitee under the Agreement of Indemnification entered into by UCI Holdings on January 26, 2011 for the benefit of the directors and officers of UCI International and the subsidiaries and parent companies of UCI International that are guarantors of UCI Holdings’ 8.625% Senior Notes due 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UCI Holdings Limited (Registrant)

Date: February 5, 2013	By:	/s/ Keith Zar
		Name:	Keith Zar
		Title:	Authorized Signatory